Exhibit 99.2
Randgold Q1 results: Steady performance gains
Determined Effort Delivers Steady Performance Gains
RANDGOLD RESOURCES Q1 RESULTS
KEY PERFORMANCE INDICATORS FOR THE Q1 ENDED 31 MARCH 2011
•	Profits up 43% quarter on quarter and 92% on corresponding 2010 quarter

•	Production up 6% quarter on quarter and 24% on the corresponding 2010 quarter

•	Gounkoto project development on track and ore stockpiling commenced

•	Tongon mine gold production increases 95% quarter on quarter and decreases unit costs

•	Loulo delivers on new plan and intersects first ore at Gara underground mine

•	New greenfields exploration footprint in southern Mali

•	Attributable reserves and resources increase by 5%

•	Kibali predevelopment paves way for construction start up

•	Increased dividend approved by shareholders
Full results now available on our website at www.randgoldresources.com
Live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00UK and will remain on the site for later viewing.
International investor conference call at 08:00 Pacific (USA/Canada) • 11:00 Eastern (USA/Canada) • 16:00 BST (UK) • 17:00 CEST/CAT. See website for full details and for the link to the new conference slide website.
Presentation slides available on the Randgold website for viewing/downloading from 11:30 BST.
Randgold Resources Report March 2011 is now available for downloading from the website. If you wish to receive a .pdf version of this report send an email to: randgoldresources@dpapr.com
Investor and media relations contact: Kathy du Plessis on +44 207 567 7738 or randgoldresources@dpapr.com